

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 12, 2017

Vladislav Gasnikov
Chief Executive Officer
Business Lines Corp.
2195 Arthur Avenue
Elk Grove Village, IL 60007

>   **Re: Business Lines Corp.**
>   **Amendment No. 1 to**
>   **Offering Statement on Form 1-A**
>   **Filed August 30, 2017**
>   **File No. 024-10725**

Dear Mr. Gasnikov:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 22, 2017 letter.

General

1. We note that Section 2(b) of your revised subscription agreement references a special segregated account in which the funds will be held until the Closing Date. However, your offering statement discloses that the proceeds from the offering will be immediately available to you for use and will not be held in an escrow, trust or similar account. Please revise for consistency and clarity. Similarly, your subscription agreement references multiple Closing Dates, which appears to be inconsistent with the way the offering is described in your offering statement. Please revise for consistency.

2. We note your response to our prior comment 5 and reissue in part as there are still inconsistencies in your offering circular. For example, on page 10 you discuss the repayment of units but it appears that you have not issued and are not selling units. On page 17, you reference "Shares or Common Stock" and "underlying common stock, if

converted," but it appears that you are offering shares of your common stock and are not offering convertible securities. On page 23, you refer to your company as "Business Lines Freight Lines" whereas in all other locations you state that the name of your company is "Business Lines." Please revise for consistency and clarity throughout.

3. We note your disclosure on page 21 that you will provide notification of the offering on third party websites and that you have "assessed an additional $20,000 cost to market [your] offering on several crowdfunding platforms, and hiring organizations specialized in such offerings." When you have engaged theses third parties and crowdfunding platforms, please identify each, disclose the specific services they will provide and disclose any compensation payable to each of these entities. In addition, please tell us whether you plan to engage such entities prior to qualification.

Use of Proceeds to Issuer, page 22

4. We note your response to our prior comment 13 and reissue. Please specify how you will change the allocation of your use of proceeds if all of the securities being qualified are not sold. Please discuss, for example, how you will allocate the proceeds if you raise half, or less than half, of the maximum offering amount. Refer to Instruction 3 to Item 6 in Part II of Form 1-A.

5. We note your response to our prior comment 14 and reissue in part. You disclose that Mr. Gasnikov's compensation will begin with the proceeds raised in this offering. In addition, we note that if you are not able to raise the maximum amount of proceeds in this offering, you plan to scale back your initial operations proportionate to the amount raised. Therefore, it appears as though the amount of compensation is dependent upon the success of the offering. Please tell us why you believe that using the proceeds of the offering to pay your sole officer is consistent with Rule 3a4-1(a)(2) of the Exchange Act.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Plan of Operations, page 27

6. We note your revised disclosure on page 27 that "the computerized algorithm is fully developed and available to the company at its commencement of its operation" and your response to our prior comment 12 that "the software has been developed by the CEO of the company, and the company will utilize this software for no additional cost." Please clarify whether the company owns the algorithm or if its licenses the algorithm through a third-party. In addition, please reconcile your disclosure on page 27 with your disclosure on page 12 that you "intend to deploy the proceeds of the Offering to execute the proprietary handling algorithms."

<u>Directors, Executive Officers and Significant Employees, page 28</u>

7. We note your revised disclosure on page 28 that Mr. Gasnikov is currently dissolving VLAD. Please disclose whether you intend to purchase any trucks or other assets from VLAD or Mr. Gasnikov.

You may contact Heather Clark at (202) 551-3624 or Melissa Raminpour at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Andy Altahawi
        Adamson Brothers